XENETIC BIOSCIENCES, INC.

40 Speen Street, Suite 102

Framingham, Massachusetts 01701

July 12, 2019

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Xenetic Biosciences, Inc. Registration Statement on Form S-1 File No. 333-231508

Ladies and Gentlemen:

Xenetic Biosciences, Inc. hereby withdraws its prior acceleration request dated July 10, 2019 for the above-referenced Registration Statement on Form S-1.

Please direct any questions or comments regarding this correspondence to Michael Francis at Akerman LLP at (305) 982-5581.

Thank you for your assistance.

Sincerely,

/s/ James Parslow

James Parslow

Chief Financial Officer